Exhibit (a)(1)(D)

Offer to Purchase
All Outstanding Shares of Common Stock
of
SELECTIS HEALTH, INC.

at

$5.75 Per Share in Cash

by

BLACK PEARL EQUITIES, LLC

and

BLACK PEARL EQUITIES II, LLC,

its wholly owned subsidiary

and

TORTUGA ACQUISITION SUB, INC.,

its wholly owned subsidiary

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M, NEW YORK CITY TIME, ON AUGUST 10, 2026, UNLESS THE OFFER IS EXTENDED.

July 13, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Black Pearl Equities, LLC, a New York limited liability company (“Parent”), Black Pearl Equities II, LLC, a New York limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), to act as information agent (the “Information Agent”), in connection with Merger Sub’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share (the “Shares”), of Selectis Health, Inc., a Utah corporation (the “Company”), at a purchase price of $5.75 per Share in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in The Tender Offer – Section 11 – Conditions of the Offer in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.                  The Offer to Purchase;

2.                  The Letter of Transmittal (including IRS Form W-9) for the information of your clients only;

3.                  A Notice of Guaranteed Delivery that accompanies the Offer to Purchase for the information of your clients only, if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4.                  A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.                  The Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on August 10, 2026, unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 18, 2026 (the “Merger Agreement”), by and among the Company, Purchaser and Merger Sub. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will accept the Shares for purchase in the Offer and Merger Sub will then merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

The Board of Directors of the Company has unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 16-10a-1104 of the Utah Code and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer, (i) confirmation of receipt of such Shares under the procedure for book-entry transfer, together with an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, must be timely received by Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Merger Sub will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Merger Sub will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Merger Sub will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Laurel Hill Advisory Group

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, Merger Sub, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

2 Robbins Lane, Suite 201

Jericho, New York 11753

Banks and Brokers Call (516) 933-3100

All Others Call Toll-Free (844) 305-2265

Email GBCS@laurelhill.com